SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/S/ CLIVE BURNS
Clive Burns
Head of Group Secretariat

Date: 9 November 2010

ESTABLISHMENT OF GROUP RISK COMMITTEE AND CHANGES TO BOARD COMMITTEE COMPOSITION

Prudential plc (the “Company”) announces the establishment of a Group Risk Committee and the following changes to the composition of certain of its Board committees.

GROUP RISK COMMITTEE

As announced on 15 October 2010, Howard Davies will chair the Group Risk Committee. The other members of the Committee will be Ann Godbehere (also chair of the Group Audit Committee), James Ross and Lord Turnbull.

GROUP AUDIT COMMITTEE

Howard Davies and Paul Manduca will become members of the Group Audit Committee and Lord Turnbull will cease to be a member of the committee.

REMUNERATION COMMITTEE

Paul Manduca and Lord Turnbull will become members of the Remuneration Committee and James Ross will cease to be a member of the committee.

NOMINATION COMMITTEE

Kathleen O’Donovan will become a member of the Nomination Committee.

All the above changes take place with immediate effect.

This announcement is made pursuant to the obligations under UK Listing Rule 9.6.11(3) and HK Listing Rule 13.51(2).

Additional information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America.

- ENDS -

Contact name for enquiries:

Clive Burns, Head of Group Secretariat

Tel: +44 207 548 3805

Company official responsible for making notification:

Clive Burns, Head of Group Secretariat

Tel: +44 207 548 3805